March 21, 2013

Report to Shareholders

For the recently completed fiscal 2012, the Company more than achieved its goals and exceeded expectations of many of our shareholders and observers.

Financially and operationally we have had great success in this past year. We plan on building upon that success with more to follow in 2013 and beyond. We have overcome some challenges in early 2012 by finding and processing more gold and silver than expected, while producing significant profits and cash flow.

The Company has a very strong balance sheet and the Bisha Mine remains a strong operation, with a large capital expansion almost completed for the copper flotation plant.

2013 will be a year of significant change as the Bisha operation readies itself for the transition to copper production later this year and 2014 is expected to be particularly strong in cash generation.

Our success in 2012 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and most importantly, the integral part played by the State of Eritrea, as our partner in the Bisha Mine.

Outlook for 2013:

  We expect to produce at least 80,000 to 90,000 ounces of gold
  We expect to have a successful transition to the copper phase of operations
  We expect to deliver the copper expansion on budget
  We expect to produce 60 to 80 million pounds of copper
  We expect to add to existing mineral resources
  We expect to receive an additional exploration license in the Bisha region
  We are actively evaluating possible acquisitions and, if we are able to identify an asset of sufficient quality at a reasonable price, we plan on expanding our property portfolio
  We will continue our dividend policy to provide a cash return to shareholders

We have proven our ability in the past few years to generate very successful mining operations at Bisha and look forward to expanding on this success in 2013.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Cliff T. Davis”

Cliff T. Davis
President and Chief Executive Officer

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street, Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com